UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FORTIS ENTERPRISES

(Name of Issuer)

(formerly First Impressions)

Common Stock, $0.001 par value

(Title of Class of Securities)

34957D 103

(CUSIP Number)

Stephen W. Carnes

1180 Springs Centre South Blvd

Suite 310

Altamonte Springs, Florida 32714

(407) 970-6361

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

July 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34957D 103                                                                                                                                   Page 2 of 5

1        NAME OF REPORTING PERSON:                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                                                                         (ENTITIES ONLY)

        Stephen W. Carnes

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions):        AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER	45,000,000[1]
	(8) SHARED VOTING POWER	0
	(9) SOLE DISPOSITIVE POWER	45,000,000
	(10) SHARED DISPOSITIVE POWER	0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            45,000,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            69%

14        TYPE OF REPORTING PERSON (See Instructions)

            (IN) INDIVIDUAL

1 Mr. Carnes was originally issued 11,250,000 shares on July 17, 2003.  The share number is post 4:1 forward split, which occurred on July 21, 2003.

CUSIP No. 34957D 103                                                                                                                                   Page 3 of 5

EXPLANATORY STATEMENT

This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Stephen W. Carnes ("Mr. Carnes"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Fortis Enterprises (formerly First Impressions), a Nevada corporation (the "Issuer") or ("Fortis Enterprises"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1.        SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 1180 Spring Centre South Blvd, Suite 310, Altamonte Springs, Florida 32714.

ITEM 2.        IDENTITY AND BACKGROUND

  The Reporting Person is Stephen W. Carnes.

  Mr. Carnes' address is 1180 Spring Centre South Blvd, Suite 310, Altamonte Springs, Florida 32714.

  Mr. Carnes' principal occupation and business address is President, Secretary, Treasurer and Director of the Issuer. The Issuer's address is 1180 Spring Centre South Blvd, Suite 310, Altamonte Springs, Florida 32714.

  Mr. Carnes has not been convicted in a criminal proceeding during the last five years.

  Mr. Carnes, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Mr. Carnes is a citizen of the United States of America and a resident of the State of Florida.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Carnes received 45,000,000 shares (post 4:1 forward split) directly from the Issuer as consideration for his serving on the Issuer's Board of Directors, assuming the liability of being an officer and director of a publicly trading and reporting company, his business expertise and his business concept of establishing a national network of commercial and residential restoration service companies.

ITEM 4.        PURPOSE OF TRANSACTION

        Mr. Carnes received 45,000,000 shares (post 4:1 forward split) directly from the Issuer as consideration for his serving on the Issuer's Board of Directors, assuming the liability of being an officer and director of a publicly trading and reporting company, his business expertise and his business concept of establishing a national network of commercial and residential restoration service companies.

        At this time, Mr. Carnes has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in:

  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

CUSIP No. 34957D 103                                                                                                                                   Page 4 of 5

  a sale or transfer of a material amount of assets of the Issuer;

  any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of the Issuer;

  any other material change in the Issuer's business or corporate structure, other than, Mr. Carnes concept of creating a nationwide network of commercial and residential restoration service companies;

  changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  Mr. Carnes beneficially owns 45,000,000 shares of the Issuer's common stock. The 45,000,000 shares represents approximately 69% of The Issuer's common stock based on 65,000,000 shares of common stock outstanding on July 21, 2003.

  (i)        Sole Power to Vote or Direct the Vote:
              45,000,000 shares of Common Stock

(ii)        Shared Power to Vote or Direct the Vote:
            0 shares

          (iii)       Sole Power to Dispose or Direct the Disposition:
                      45,000,000 shares of Common Stock

          (iv)      Shared Power to Dispose or Direct the Disposition:
                     0 shares

  None

  Not Applicable

  Not Applicable

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
                     TO SECURITIES OF THE ISSUER

                     Mr. Carnes is President, Secretary, Treasurer and Director of the issuer.

ITEM 7.         EXHIBITS

                      N/A

CUSIP No. 34957D 103                                                                                                                                   Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2003                    By: /s/ Stephen W. Carnes
                                                        Stephen W. Carnes